As filed with the Securities and Exchange Commission on May 12, 1998.
                                                 Registration No. 333-49225

==============================================================================
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                         AMENDMENT NO. 1 TO
                       REGISTRATION STATEMENT
                             ON FORM S-3

                                UNDER
                     THE SECURITIES ACT OF 1933

                 JW CHARLES FINANCIAL SERVICES, INC.
         --------------------------------------------------
         (Exact Name of Issuer as Specified in its Charter)

                  Florida                             58-1545984
      -------------------------------              ----------------
      (State or Other Jurisdiction of              (I.R.S. Employer
      Incorporation or Organization)                Identification
                                                       Number)
                980 North Federal Highway, Suite 210
                     Boca Raton, Florida  33432
                           (561) 338-2600
 ------------------------------------------------------------------
 (Address, Including Zip Code, and Telephone Number, Including Area
         Code, of Registrant's Principal Executive Offices)

                            JOEL E. MARKS
              Vice Chairman and Chief Financial Officer
               1117 Perimeter Center West, Suite 500E
                         Atlanta, GA  30338
                           (770) 399-8805
 -------------------------------------------------------------------
 (Name, Address, Including Zip Code, and Telephone Number, Including
                  Area Code, of Agent for Service)

                             Copies to:
                        W. RANDY EADDY, ESQ.
                       Kilpatrick Stockton LLP
                     1100 Peachtree Street, N.E.
                     Atlanta, Georgia 30309-4530
                           (404) 815-6500

   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,
please check the following box.   / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/ /_______________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
----------
           SUBJECT TO COMPLETION, DATED MAY 12, 1998.

               JW Charles Financial Services, Inc.
                ___________________________________

                  767,100 Shares of Common Stock
                __________________________________

     The 767,100 shares (the "Shares") of Common Stock, $.001 par value ("the "Common Stock") of JW Charles Financial Services, Inc., a Florida corporation (the "Company") that may be sold from time to time hereby (the "Offering") are comprised of (i) 329,600 shares of Common Stock which may be offered for resale by certain shareholders of the Company named herein, and (ii) 437,500 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock (the "Warrants"), which shares may be resold by the holders of the Warrants after exercise thereof (such shareholders referred to in (i) and warrant holders in (ii) collectively referred to as the "Selling Shareholders"). See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the Shares, but will receive the exercise price payable upon any exercise of the Warrants.

     The Company has agreed to bear all expenses (other than commissions or discounts of underwriters, dealers, or agents) of the Selling Shareholders, including the fees and expenses of counsel to one of the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders, and they have agreed to indemnify the Company, against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution".

     The Shares may be sold by the Selling Shareholders from time to time in underwritten offerings or in ordinary brokerage transactions at prices at or near the market price or in other mutually negotiated transactions on terms to be negotiated at the time of sale. Usual and customary or specifically negotiated underwriting discounts, brokerage fees, or commissions may be paid by the Selling Shareholders in connection with such sales. To the extent required, the specific Shares to be sold, the terms of the offering, including price, the name of any broker-dealer or underwriter, and any applicable commission, discount, or other compensation with respect to a particular sale will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution".

     The Company's Common Stock is traded on the American Stock
Exchange ("AMEX") under the symbol "JWC". On May 11, 1998, the last sale price of the Common Stock as reported by the AMEX was $11.75 per share.

        See "Risk Factors" Beginning on Page 5 for Certain
 Information that Should be Considered by Prospective Investors.
                   ___________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
          COMMISSION OR ANY STATE SECURITIES COMMISSION
             PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS.  ANY REPRESENTATION TO
               THE CONTRARY IS A CRIMINAL OFFENSE.
                   ___________________________
          The date of this Prospectus is __________________, 1998. Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

               INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents are incorporated by reference into this Prospectus and are deemed to be a part hereof from the date of the filing of such documents:

(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended (Securities and Exchange
     Commission ("Commission") File Number ("File No.") 001-
     12953).

(2) All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(3) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated
     April 30, 1997 (File No. 001-12953), including all amendments or reports filed for the purpose of updating such description.

(4) All other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered pursuant to the Registration Statement on Form S-3 of which this Prospectus forms a part have been sold, or which deregisters all securities that remain unsold.


                    FORWARD LOOKING STATEMENTS

     From time to time, information provided by the Company or statements made by its directors, officers, or employees may constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements. Such forward-looking statements and other forward-looking statements made by the Company or its representatives are based on a number of assumptions and involve a number of risks and uncertainties, and, accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to, those set forth under the heading "Risk Factors".

                           THE COMPANY

GENERAL

     The Company, the issuer of the Shares offered by this Prospectus, is a diversified financial services holding company whose subsidiaries engage primarily in securities brokerage, investment banking, and clearing and execution of securities transactions. The foundation of the Company's business lies in providing traditional securities brokerage services to retail, corporate, and institutional clients. Today, these services are provided through the Company's three principal operating, subsidiaries: JWCharles Securities, Inc. ("JWCS"), Corporate Securities Group, Inc. ("CSG"), and JWCharles Clearing Corp. ("JWCC"). All three subsidiaries provide quality investment products and services, including stocks, municipal and corporate bonds, unit investment trusts, certificates of deposit, domestic and international mutual funds, initial and secondary public offerings, life and long-term care insurance, fixed and variable annuities, equity research, corporate finance, money market funds, individual and corporate retirement plans, and cash management accounts.

     JWCS is a New York Stock Exchange, Inc. ("NYSE") member firm with branch offices in South Florida, Georgia, and New York. JWCS' branches typically are owned and managed by the Company. JWCS' brokers are "full-service" oriented and receive compensation packages competitive with most regional and national wire-house brokerage firms. CSG is a general securities broker-dealer that offers its products and services to a variety of clients through a national network of independently owned offices. CSG offices offer a full array of investment products and services, and can vary in size from one investment professional to many. JWCC is a NYSE member firm that provides clearing services on a fully disclosed basis for a variety of correspondents who are engaged in the securities brokerage business but who lack the back office or other support capabilities to process and clear securities transactions for their clients. Correspondents include broker-dealers, banks, and other financial institutions. JWCS and CSG clear trades through JWCC, as well as through an outside clearing arrangement with Bear Stearns Securities Corporation.

     The Company has been a public company since 1984, and its Common Stock is traded on the AMEX under the symbol "JWC". The Company is a Florida corporation with its principal executive offices at 980 North Federal Highway, Suite 210, Boca Raton, Florida 33432, (561) 338-2600.

RECENT DEVELOPMENTS

     On January 21, 1998, the Company publicly announced plans to combine (the "Combination") with Genesis Merchant Group
Securities, LLC ("Genesis") pursuant to an Agreement and Plan of Combination, which was amended and restated on March 9, 1998 (the "Combination Agreement"), among the Company, Genesis, and the holders of all of the equity interests ("Genesis Membership Interests") of Genesis ("Genesis Members"). Upon consummation of the Combination Agreement, which is subject to, among other things, Company shareholder approval, the Company will become a wholly owned subsidiary, and Genesis will become at least a 90% owned limited liability company, of a new publicly held parent corporation with the name of "JWGenesis Financial Corp." ("JWGenesis"). Shareholders of the Company and former Genesis Members who exchange their Genesis Membership Interests will become shareholders of JWGenesis. Each outstanding share of the Company's Common Stock (including shares owned, and that may be sold pursuant to this Prospectus, by the Selling Shareholders) will be exchanged for and become the right to receive one share of JWGenesis Common Stock, and at least 90% of the Genesis Membership Interests will be exchanged for an aggregate of up to 1,500,000 shares of JWGenesis Common Stock; if less than 100% of the Genesis Membership Interests are exchanged, the number of shares of JWGenesis Common Stock to be issued to the Genesis
Members equity will be equal to the product of 1,500,000 and the percentage of the outstanding Genesis Membership equity interests of Genesis exchanged. Based on the closing price of the Company's Common Stock on the AMEX on May 11, 1998, shares of JWGenesis
Common Stock having an aggregate value of $17,625,000 will be issued to Genesis Members pursuant to the Combination, assuming 1,500,000 shares will be issued.


     Upon consummation of the Combination, based on the number of shares of the Company's Common Stock expected to be outstanding, and assuming that all of the equity interests of Genesis are exchanged for JWGenesis Common Stock, the former shareholders of the Company will own approximately 71%, and the former Genesis Members will own approximately 29%, of the shares of JWGenesis Common Stock expected to be then issued and outstanding (excluding the exercise of outstanding options and warrants).

     Genesis is a San Francisco-based investment banking firm with special expertise in institutional trading and innovative research focused on high-growth industries. The predecessor of Genesis, an Illinois limited partnership ("Genesis LP"), was formed in 1989 to provide brokerage, accounting, and administrative services to investment partnerships. Reference herein to Genesis prior to June 30, 1996 includes Genesis L.P.
As of February 1, 1998, Genesis had 59 employees (including 28 registered representatives), and its business activities include research, sales and trading, corporate finance, and brokerage processing. Genesis provides these services to a select clientele consisting principally of nationally known corporate and institutional clients and high net worth individuals.
Genesis is a California limited liability company with its principal executive offices located at 909 Montgomery, Suite 600, San Francisco, California 94113, (415) 677-1500.

     JWGenesis is a Florida corporation and currently a wholly owned subsidiary of the Company formed for the purpose of becoming the parent company of the Company and Genesis as a result of the Combination. The principal executive offices of JWGenesis will be located at 980 North Federal Highway, Suite 210, Boca Raton, Florida 33432 and its telephone number will be
(561) 338-2600.

    JWGenesis will succeed the Company as a public company, and the JWGenesis Common Stock will be listed on the AMEX for trading, immediately upon consummation of the Combination. See "Unaudited Pro Forma Consolidated Condensed Financial Statements" and "Genesis Financial Statements" appearing elsewhere in this Prospectus.

                           THE OFFERING

     An aggregate of 767,100 Shares are being offered hereby, including 329,600 Shares which may be offered and sold from time to time by certain shareholders of the Company, and 437,500 Shares which may be offered and sold from time to time by the holders of the Warrants after any exercise thereof. The Company will not receive any proceeds from the sale by the Selling Shareholders of any Shares. The Selling Shareholders will receive all such proceeds. However, the Company will receive the exercise price payable upon exercise of the Warrants. See "Selling Shareholders".

                           RISK FACTORS

     AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A SIGNIFICANT DEGREE OF RISK. IN DECIDING WHETHER TO PURCHASE THE SHARES OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FOLLOWING FACTORS THAT MAY AFFECT THE COMPANY'S CURRENT OPERATIONS AND FUTURE PROSPECTS.


     From time to time herein, when discussions are focused on matters that relate primarily to the business or conduct of the Company following the Combination (if it occurs), references are made to JWGenesis in the present tense (rather than to the Company) as if JWGenesis had already succeeded to the business and operations of the Company. Such references are made for purposes of simplification and convenience, as an aid to comprehension of the substantive disclosures in this Prospectus. They do not mean that JWGenesis, at the present time, has any operations or has taken (or is taking) any action other than those related to preparing to consummate the Combination when and if it is approved by the shareholders of the Company.
JWGenesis presently is simply a wholly owned subsidiary of the Company that does not have any business, assets, or operations.


VOLATILE NATURE OF THE SECURITIES BUSINESS

     The securities business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets, including the risk of trading losses, losses resulting from the ownership or underwriting of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions, and litigation. The Company's principal business activities consist of retail securities brokerage, investment banking, and clearing and execution services and are highly competitive and subject to various risks, volatile trading markets, and fluctuations in the volume of market activity. The securities business is directly affected by many factors, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. These and other factors can contribute to lower price levels for securities and illiquid markets.

     Lower price levels of securities may result in (i) reduced volumes of securities transactions, with a consequent reduction in commission revenues; (ii) losses from declines in the market value of securities held in trading, investment, and underwriting positions; and (iii) reduced management fees calculated as a percentage of assets managed. In periods of low volume, levels of profitability are further adversely affected because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets, which, in turn, may result in the Company having difficulty selling securities, hedging its securities positions, and investing funds under its management. Such negative market conditions, if prolonged, may also lower the Company's revenues from investment banking and other activities. As a result of the varied risks associated with the securities business, which are beyond the Company's control, the Company's commissions and other revenues could be adversely affected. A reduction in revenues or a loss resulting from the underwriting or ownership of securities could have a material adverse effect on the Company's results of operations and financial condition. In addition, as a result of such risks, the Company's revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year.

INHERENT UNCERTAINTIES RELATING TO CERTAIN EFFECTS OF THE
COMBINATION

     COORDINATION OF OPERATIONS. The success of the Combination in enhancing long-term shareholder value depends in part on the ability of the respective managements of the Company and Genesis to coordinate the operations of their two business enterprises. As in every business combination, such coordination will require the dedication of management resources, which may temporarily divert attention from the day-to-day business of JWGenesis. The difficulties of coordination may be increased by the necessity of managing geographically separated organizations, in that the Company will remain (and JWGenesis will be) headquartered in Boca Raton, Florida, whereas Genesis will remain based in San Francisco. There can be no assurance that the coordination necessary to maximize the benefits of the Combination will be wholly realized.

     REALIZATION OF COST REDUCTIONS AND REVENUE INCREASES. The senior managements of the Company and Genesis expect certain increases in revenue as a result of the Combination, without taking into account or attempting to quantify any of the incremental operating profits expected to be realized over time through the Combination. The Board of Directors of the Company took into account this expectation in deciding to approve the Combination. There can be no assurance, however, that JWGenesis will be able to realize, or do so within any particular time frame, the expected revenue increases, or generate additional revenue to offset any unanticipated inability to realize such expected revenue increases.


SIGNIFICANT COMPETITION

     All aspects of the Company's business are highly competitive. The Company competes directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors, and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than the Company. With respect to retail brokerage activities, certain of the regional firms with which the Company competes have operated in certain markets longer than has the Company and have established long-standing client relationships. In addition, the Company expects competition from commercial banks to increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities. The Company also competes with others in the financial services industry with respect to the recruiting of new employees and the retention of current employees.

     The Company expects to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and may offer certain customers more attractive pricing or other terms, than the Company offers. The Company also anticipates competition from underwriters who attempt to effect public offerings for emerging growth companies through new means of distribution, including transactions effected using electronic media such as the Internet. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries such as the Company, the Company's operating results could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     Most aspects of the Company's business is dependent on highly skilled individuals. The Company devotes considerable resources to recruiting, training, and compensating such individuals. In addition, one component of the Company's strategy will be to increase market penetration by recruiting experienced investment consultants. There can be no assurance that such recruiting efforts will be successful or, if successful, that they will enhance the Company's business, results of operations, or financial condition.

     COMPETITION FOR PROFESSIONAL EMPLOYEES. From time to time, individuals employed by the Company may choose to leave at any time to pursue other opportunities. The Company has experienced losses of research, investment banking, and sales and trading professionals. The level of competition for key personnel remains intense. There can be no assurance that losses of key personnel due to such competition or otherwise will not occur in the future. The loss of an investment banking, research, or sales and trading professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect the Company's operating results.

     LIMITATIONS OF EMPLOYEE RETENTION MECHANISMS. The Company depends on many key employees, and in particular on its senior executive officers, Marshall T. Leeds, its Chairman, President, and Chief Executive Officer and Joel E. Marks, its Chief Financial Officer. The loss of any key employee could materially and adversely affect the Company. While the Company generally does not have employment agreements with its employees, it attempts to retain its employees with incentives such as long-term deferred compensation plans, the issuance of stock subject to continued employment, and the grant of options to buy stock that vest over a number of years of employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if the Company's stock price were to decline or fail to appreciate sufficiently to be a competitive source of a portion of professional compensation.

DEPENDENCE ON OUTSIDE SOURCES OF FINANCING

     The Company, like others in the securities industry, relies on external sources to finance a significant portion of its day-to-day operations, principally customer margin account balances and certain transactions. The principal sources of the Company's cash and liquidity are commissions, trading profits and collateralized bank loans. Liquidity management includes the monitoring of assets available to hypothecate or pledge against short-term borrowings. The Company maintains working capital credit lines with two banks, Wilmington Trust Company and SunTrust Bank, South Florida, N.A., aggregating approximately $5.0 million. Availability of financing to the Company will vary depending on market conditions, the volume of certain trading activities, credit ratings, credit capacity, and the overall availability of credit to the financial services industry. There can be no assurance that adequate financing to support the Company's business will be available in the future on terms attractive to the Company, or at all.


NET CAPITAL REQUIREMENTS; HOLDING COMPANY STRUCTURE

     The Commission, the NYSE, the National Association of Securities Dealers, Inc. (the "NASD"), and various other regulatory bodies in the United States have rules with respect to net capital requirements that affect the Company. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Compliance with the net capital requirements by broker-dealer subsidiaries of the Company could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict the ability of the Company to withdraw capital from these subsidiaries, even in circumstances where these subsidiaries have more than the minimum amount of required capital, which, in turn, could limit the ability of the Company to pay dividends, implement its strategies and pay interest on and repay the principal of its debt. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation, or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects.

DEPENDENCE ON SYSTEMS

     The Company's business is highly dependent on communications and information systems. Any failure or interruption of such systems could cause delays in securities trading activities and an inability to execute client transactions, which could have a material adverse effect on operating results of the Company. There can be no assurance that the Company will not suffer any such systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war, or otherwise, or that the back-up procedures of the Company and capabilities in the event of any such failure or interruption will be adequate.

YEAR 2000 COMPLIANCE

     The "year 2000 issue" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail due to an inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00". The Company is evaluating its computer systems to determine which modifications and expenditures will be necessary to make its systems compatible with year 2000 requirements. The Company believes that their systems will be year 2000-compliant upon implementation of such modifications.

     The Company currently estimates that the total cost of such modifications will not be significant. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of other companies on which the Company systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the systems or operations of the Company.

RISK OF REDUCED REVENUES DUE TO DECLINE IN TRADING OF GROWTH
COMPANY SECURITIES

     The Company's revenues from brokerage transactions are generally substantially lower when the level of public offering and trading activities of securities of emerging growth companies declines. The Company derives a significant portion of its revenues from brokerage transactions related to the securities of growth companies. In the past, revenues from such brokerage transactions have declined when underwriting activities in these industry sectors declined, the volume of trading on NASDAQ declined or industry sectors or individual companies reported results below investors' expectations.



RISKS ASSOCIATED WITH REGULATION

     The securities industry and the business of the Company are subject to extensive regulation by the Commission, state securities regulators, and other governmental regulatory authorities. The business of each company also is regulated by industry self-regulatory organizations ("SROs"), including the NASD, the NYSE, the AMEX, and other exchanges. Compliance with many of the regulations applicable to each company involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. In the event of noncompliance by the Company with an applicable regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant broker-dealer, the suspension or disqualification of the broker-dealer's officers or employees, or other adverse consequences. The imposition of any such penalties or orders on the Company could have a material adverse effect on the Company's operating results and financial condition.

     The regulatory environment is also subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by the Commission, other federal or state governmental regulatory authorities, or SROs. The Company also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs.

RISK OF LOSSES FROM UNDERWRITING AND TRADING

     The Company's underwriting, securities trading, and market-making activities are conducted by it as principal and subject the company's capital to significant risks, including market, credit, counterparty, and liquidity risks. These activities often involve the purchase, sale, or short sale of securities as principal in markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity. The Company from time to time has large position concentrations in securities of, or commitments to, a single issuer, or issuers engaged in a specific industry, particularly as a result of underwriting activities. The Company expects to concentrate its trading positions and underwriting activities in a more limited number of industry sectors and portfolio companies than many other investment banks, which might result in higher trading losses than would occur if the Company's positions and activities were less concentrated. In addition, the trend in all major capital markets, for competitive and other reasons, toward larger commitments on the part of lead underwriters means that, from time to time, an underwriter (including a co-manager) may retain significant position concentrations in individual securities.

RISK OF LOSSES ASSOCIATED WITH LITIGATION AND SECURITIES LAWS

     Many aspects of the Company's business will involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.


     INCREASING FREQUENCY OF SECURITIES LITIGATION. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seeks substantial damages. The Company's underwriting activities will usually involve offerings of the securities of emerging and mid-size growth companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, such emerging and mid-size growth companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits, or no such insurance and to become insolvent. Each of these factors increases the likelihood that an underwriter of an emerging or mid-size growth company's securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

     FREQUENT CLAIMS AGAINST UNDERWRITERS. The plaintiffs' attorneys in securities class action lawsuits frequently name as defendants the managing underwriters of a public offering. The Company has not been a named defendant in any class action lawsuit relating to public offerings in which it served as a managing underwriter. Plaintiffs' attorneys also name as defendants investment banks that provide advisory services in corporate finance transactions. The Company is not a defendant in any such lawsuit. The Company anticipates, however, that securities class action lawsuits naming the Company as a defendant may be filed from time to time in the future, particularly if the Company increases its level of activity in such transactions. In such lawsuits, all members of the underwriting syndicate typically are included as members of a defendant class or are required by law, or pursuant to the terms of the underwriting agreement, to bear a portion of any expenses or losses (including amounts paid in settlement of the litigation) incurred by the underwriters as a group in connection with the litigation, to the extent not covered by the indemnification obligation of the issuer of the securities underwritten. If the Company were to become a party to such lawsuits, the Company's assets would be subject to risks. If the plaintiffs in any suits against the Company were to successfully prosecute their claims, or if the Company were to settle such suits by making significant payments to the plaintiffs, the Company's operating results and financial condition could be materially and adversely affected. As is common in the securities industry, the Company does not carry insurance that would cover any such payments. In addition, the Company's charter documents allow indemnification of the Company's officers, directors, and agents to the maximum extent permitted under Florida law. The Company may be the subject of indemnification assertions under these charter documents by officers, directors, or agents of the Company who are or may become defendants in litigation.

     In addition, the laws relating to securities class actions are currently in a state of flux. The eventual impact of the Private Securities Litigation Reform Act of 1995 on securities class action litigation is not known.

     DIVERSION OF MANAGEMENT ATTENTION. In addition to these financial costs and risks, the defense of litigation can, to a certain extent, divert the efforts and attention of management and staff. The amount of time that management and other employees may be required to devote in connection with the defense of litigation could be substantial and might materially divert their attention from other responsibilities. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby consuming substantial time and effort of management and substantially increasing the cost of such litigation.

     RISKS ASSOCIATED WITH OTHER DISPUTES. In the normal course of business, the Company is a defendant in various civil actions and arbitrations arising out of its activities as a broker-dealer in securities, as an underwriter, as an employer and as a result of other business activities. The Company has in the past made significant payments in connection with the resolution of disputed claims, and there can be no assurance that significant payments in connection with the resolution of disputed claims will not occur in the future with respect to the Company.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

     Over the past several years, the Company has experienced significant growth in its business activities and the number of its employees, and it is contemplated that the Company will continue to experience similar growth in the future. Such growth has required and will continue to require increased investments in management personnel, financial and management systems and controls, and facilities, which, in the absence of continued revenue growth, would cause the Company's operating margins to decline from current levels for the Company. In addition, as is common in the securities industry, the Company is highly dependent on the effective and reliable operation of its communications and information systems. The Company believes that its current and anticipated future growth will require implementation of new and enhanced communications and information systems and training of its personnel to operate such systems. Any difficulty or significant delay in the implementation or operation of existing or new systems or the training of personnel could adversely affect the Company's ability to manage growth.



                      SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders, the number of Shares beneficially owned by such Selling Shareholder as of March 16, 1998, and the percentage of the total outstanding Common Stock of the Company owned by each Selling Shareholder prior to any Offering hereby. All the Shares beneficially owned prior to any Offering hereby are covered by this Prospectus and the Registration Statement of which it forms a part, and may be offered for resale by the Selling Shareholders from time to time. Except for SunTrust Banks, Inc. ("SunTrust") and WT Investments, Inc. ("WTI"), the Selling Shareholders acquired such Shares in privately negotiated transactions between the Selling Shareholders and Marshall T. Leeds, who is the Chairman, President, and Chief Executive Officer of the Company. SunTrust and WTI acquired Warrants to purchase authorized but unissued shares of Common Stock from the Company, which are exercisable in whole or in part from time to time until and through December 31, 2002. Except as set forth in the footnotes to the table below, no Selling Shareholder has had any position, office, or other material relationship with the Company or any of its predecessors or affiliates within the past three years.

                                                                Beneficial Ownership Prior
                                                                  to Any Offering Hereby
                                                   ---------------------------------------------------
                                                   Number of Shares                    Percentage <F1>
                                                   ----------------                    ----------
WT Investments, Inc. <F2><F3>                        400,000                               9.7%

Avatex Corporation                                   300,000                               8%

SunTrust Banks, Inc. <F4><F5>                         37,500                               1%

AMIC Securities Limited                               20,000                               *

Putnam, Lovell & Thornton, Inc. <F6>                   9,600                               *

------------------------

*    Less than 1%.
<F1> Based on 3,728,093 shares outstanding on March 4, 1998, except as explained in notes 3 and 5.
<F2> An affiliate of WTI provides an unsecured $2,500,000 revolving line of credit to the Company. In addition, the Company has agreed to provide an affiliate of WTI access to its broker network for the purpose of facilitating the affiliate's business, and to introduce the Company's brokers to the affiliate's products and services. The Company, WTI, and affiliates of WTI trade securities through each other in the normal course of their respective businesses.
<F3> Shares are issuable upon exercise by WTI of Warrant acquired from the Company; number and percentage assume full exercise of the Warrant by WTI, but not the exercise by SunTrust of its Warrant.
<F4> SunTrust provides an unsecured $2,500,000 revolving line of credit to the Company. In addition, the Company has agreed to provide an affiliate of SunTrust access to its broker network for the purpose of facilitating the affiliate's business, and to introduce the Company's brokers to the affiliate's products and services. The Company, SunTrust, and affiliates of SunTrust trade securities through each other in the normal course of their respective businesses.

<F5> Shares are issuable upon exercise by SunTrust of Warrant acquired from the Company; number and percentage assume full exercise of the Warrant by SunTrust, but not the exercise by WTI of its Warrant.


                               12

<F6> In January 1998, Putnam, Lovell & Thornton, Inc. ("PLT") acted as placement agent for Mr. Leeds in connection with the sale of 300,000 Shares to Avatex Corporation ("Avatex") and 20,000 Shares to AMIC Securities Limited. PLT also served as an advisor to Genesis in connection with the proposed
     Combination.  See "The Company - Recent Developments".

     This Prospectus also covers the possible resale of the Shares by certain other currently unknown persons who may become the record or beneficial owners of such Shares as a result of certain types of private transactions, including but not limited to gifts and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom Shares may be pledged as collateral to secure an obligation of a Selling Shareholder. Each such transferee of a Selling Shareholder is hereby deemed to be a Selling Shareholder for purposes of making resales of Shares using this Prospectus. To the extent required by applicable law, information (including the name and number of Shares owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this Prospectus.

     The Selling Shareholders may offer and sell all or a portion of the Shares from time to time, but are under no obligation to offer or sell any of the Shares. See "Plan of Distribution". Because the Selling Shareholders may sell all, none, or any part of the Shares from time to time, no estimate can be given as to the number of Shares that will be beneficially owned by the Selling Shareholders upon termination of any Offering or as to the percentage of the total outstanding Common Stock of the Company that the Selling Shareholders will beneficially own after termination of any Offering.

                       PLAN OF DISTRIBUTION

     The Shares may be offered and sold by or for the account of a Selling Shareholder, from time to time as market conditions permit, on the AMEX or otherwise, at prices and on terms then prevailing or in negotiated transactions. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Shareholders and/or the purchasers of the Shares for whom such brokers or dealers act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions), in amounts to be negotiated. At the time a particular offer of the Shares is made by one or more of the Selling Shareholders, if required, a Prospectus Supplement will be distributed which will set forth the aggregate number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the Selling Shareholders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers. The Selling Shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters", within the meaning of the Securities Act, in connection with such sales. There can be no assurance, however, that all or any of the Shares will be offered by the Selling Shareholders. See "Selling Shareholders". The Company knows of no existing arrangements between the Selling Shareholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the Shares.

     The Company will not receive any of the proceeds of any sales of the Shares by the Selling Shareholders. The Company will, however, receive any exercise price payable upon exercise of the Warrants. The Company will bear substantially all expenses of the Offering under the Securities Act, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees of the NASD, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any. All underwriting discounts, selling commissions, and broker's fees applicable to the sale of any Shares will be borne by the Selling Shareholders or by such persons other than the Company as agreed by and among the Selling Shareholders and such other persons. The Company or Mr. Leeds will reimburse Avatex, but no other Selling Shareholder, for the reasonable fees and disbursements of one counsel chosen by Avatex to represent Avatex in connection with the registration of the Shares, up to a maximum of $10,000.

     The Company has also agreed to indemnify the Selling Shareholders and any underwriter against certain liabilities in connection with the registration of the Shares, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify the Company against certain liabilities in connection with the registration of the Shares, including liabilities under the Securities Act.

                 UNAUDITED PRO FORMA CONSOLIDATED
                  CONDENSED FINANCIAL STATEMENTS

     The unaudited pro forma consolidated condensed balance sheet of JWGenesis at December 31, 1997 gives effect to the Combination as if it was consummated on such date. The unaudited pro forma consolidated statement of operations of JWGenesis for the year ended December 31, 1997 gives effect to the Combination as if it had occurred as of January 1, 1997. The unaudited pro forma consolidated condensed financial statements should be read in conjunction with (i) the historical financial statements of the Company, including the notes thereto, incorporated herein by reference, and (ii) the historical financial statements of Genesis, including the notes thereto, which are contained in this Prospectus. The unaudited pro forma consolidated condensed financial statements are presented for information purposes only and are not necessarily indicative of the financial position or operating results that would have occurred if the Combination had been consummated as of the dates indicated, nor are they necessarily indicative of future financial conditions or operating results. The Company and Genesis expect to realize certain revenue enhancements as a result of strategic initiatives relating to the integration of the operations of Genesis and the Company into JWGenesis; however, such incremental revenue has not been reflected in the unaudited pro forma consolidated condensed financial statements of operations of JWGenesis as they are not quantifiable.

                                            PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                                         AT DECEMBER 31, 1997
                                                            (In thousands)


                                                                 ------------------
                                                                    As Reported
                                                                 ------------------
                                                                 Company     Genesis     Combined   Adjustments    As Adjusted
                                                                 -------------------------------------------------------------
                         ASSETS
Cash and cash equivalents . . . . . . . . . . . .             $   11,512    $ 2,589     $ 14,101                    $ 14,101
Commissions and other receivables from clearing
   brokers  . . . . . . . . . . . . . . . . . . .                    716                     716                         716
Receivable from customers, net  . . . . . . . . .                107,507                 107,507                     107,507
Receivable from brokers and dealers . . . . . . .                  4,532      1,477        6,009                       6,009
Securities owned, at market value . . . . . . . .                  9,010      2,551       11,561                      11,561
Furniture, equipment and leasehold improvements,
   net  . . . . . . . . . . . . . . . . . . . . .                  1,742      1,208        2,950                       2,950
Deferred tax asset  . . . . . . . . . . . . . . .                  1,621                   1,621                       1,621
Income tax receivable . . . . . . . . . . . . . .                    294                     294                         294
Other, net  . . . . . . . . . . . . . . . . . . .                  3,798        396        4,194                       4,194
Cost in excess of net value of assets acquired  .                                                  $   17,400 b       17,400
                                                              -------------------------------------------------     --------
                                                              $  140,732    $ 8,221     $148,953   $   17,400       $166,353
                                                              ===============================================       ========

                          LIABILITIES AND
                  STOCKHOLDERS' /MEMBERS' EQUITY
Liabilities:
Short-term borrowings from banks  . . . . . . . .             $   29,423                $ 29,423                    $ 29,423
Accounts payable, accrued expenses and other
   liabilities  . . . . . . . . . . . . . . . . .                 12,043   $    554       12,597 $        900 b       13,497
Distributions payable to members  . . . . . . . .                                                       1,770 a        1,770
Payable to customers  . . . . . . . . . . . . . .                 35,055                  35,055                      35,055
Payable to brokers and dealers  . . . . . . . . .                 32,975      1,185       34,160                      34,160
Securities sold, not yet purchased, at market value                  567        180          747                         747
Notes payable to affiliate  . . . . . . . . . . .                  5,113        257        5,370        1,275 e        6,645
Lines of credit . . . . . . . . . . . . . . . . .                    890                     890                         890
                                                              -------------------------------------------------     --------
                                                                 116,066      2,176      118,242        3,945        122,187
                                                              ===============================================       ========

Redeemable preferred members' capital   . . . . .                             1,275        1,275      (1,275) e            -
Stockholders' equity/Members' capital:
Common stock  . . . . . . . . . . . . . . . . . .                      4                       4            2 b            6
Members' capital  . . . . . . . . . . . . . . . .                             4,770        4,770      (1,770) a            -
                                                                                                      (3,000) b
Additional paid-in capital  . . . . . . . . . . .                  4,018                   4,018       19,498 b       23,516
Retained earnings . . . . . . . . . . . . . . . .                 20,651                  20,651                      20,651
Treasury stock  . . . . . . . . . . . . . . . . .                    (7)                     (7)                         (7)
                                                              -----------------------------------------------       --------
Total stockholders' equity/Members' capital . . .                 24,666      4,770       29,436       14,730         44,166
                                                              -----------------------------------------------       --------
                                                                $140,732     $8,221     $148,953   $   17,400       $166,353
                                                              ===============================================       ========

       (See Notes to Pro Forma Consolidated Condensed Financial Statements)

                                       PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1997
                                        (In thousands, except for share and per share amounts)


                                                              ------------------
                                                                  As Reported
                                                              ------------------
                                                              Company     Genesis     Combined   Adjustments     As Adjusted
                                                            ----------------------------------------------------------------
REVENUES:
Commissions . . . . . . . . . . . . . . . . . . .            $49,907     $ 23,355     $  73,262                    $  73,262
Market making and principal transactions, net . .             20,836        3,371        24,207                       24,207
Interest  . . . . . . . . . . . . . . . . . . . .             11,363          565        11,928                       11,928
Clearing fees . . . . . . . . . . . . . . . . . .             12,338                     12,338                       12,338
Other . . . . . . . . . . . . . . . . . . . . . .              2,738        3,279         6,017                        6,017
                                                             ------------------------------------------------   ------------
                                                             $97,182     $ 30,570      $127,752                    $ 127,752
                                                             ------------------------------------------------   ------------

EXPENSES:
Commission and clearing costs . . . . . . . . . .             51,238       10,098        61,336                       61,336
Employee compensation and benefits  . . . . . . .             16,278        9,330        25,608   $     871  f        26,479
Selling, general and administrative . . . . . . .             15,487        7,316        22,803         870  c        23,673
Interest  . . . . . . . . . . . . . . . . . . . .              4,387                      4,387                        4,387
                                                             ------------------------------------------------   ------------
                                                              87,390       26,744       114,134       1,741          115,875
                                                             ------------------------------------------------   ------------
Income before income taxes  . . . . . . . . . . .              9,792        3,826        13,618      (1,741)          11,877
Provision for income taxes  . . . . . . . . . . .              3,689                      3,689       1,111 d          4,800
                                                             ------------------------------------------------   ------------
Net income  . . . . . . . . . . . . . . . . . . .            $ 6,103     $  3,826     $   9,929   $  (2,852)       $   7,077
                                                             ================================================   ============

Earnings per common share:
Basic . . . . . . . . . . . . . . . . . . . . . .            $  1.77                                               $    1.43
                                                             =======                                               =========
Diluted . . . . . . . . . . . . . . . . . . . . .            $  1.50                                               $    1.27
                                                             =======                                               =========


Weighted average shares outstanding:
Basic . . . . . . . . . . . . . . . . . . . . . .            3,443,141                              1,500,000      4,943,141
                                                             =========                              =========      =========
Diluted . . . . . . . . . . . . . . . . . . . . .            4,069,594                              1,500,000      5,569,594
                                                             =========                              =========      =========

     (See Notes to Pro Forma Consolidated Condensed Financial Statements)

        NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(a) To adjust Genesis equity to the minimum equity required by the Combination Agreement and record the distribution payable of the excess Genesis equity to the Genesis Members.

                                                                     DR.(CR.)
                                                                   ------------
   Members' capital..............................................    1,770,000
   Distributions payable to members..............................   (1,770,000)

(b) To record the issuance of JWGenesis common stock to acquire 100% of the Genesis Membership Interests and the related direct costs of the Combination.

   Number of shares of JWGenesis Common Stock to be issued in the
    Combination..................................................    1,500,000
   Per share value at the date the Combination Agreement was
    executed and announced.......................................  $     13.00
                                                                   -----------
   Value of shares issued........................................   19,500,000
   Direct costs of Combination...................................      900,000
                                                                   -----------
   Total.........................................................  $20,400,000
                                                                   ===========

                                                                     DR.(CR.)
                                                                  -------------
   Accounts payable..............................................     (900,000)
   Common stock..................................................       (2,000)
   Additional paid-in capital....................................  (19,498,000)
   Goodwill......................................................   17,400,000
   Net assets acquired...........................................    3,000,000

(c) To record the amortization of goodwill resulting from the Combination using the straight-line method of amortization and an estimated useful life of twenty (20) years.

                                                                       DR.(CR.)
                                                                      ---------
   Amortization expense..........................................      870,000


(d) To record the net effect on income taxes attributable to (i) Genesis pretax income since Genesis has not recorded such a provision as a result of its status as a limited liability company, (ii) amortization of certain payments and restricted stock distributions of JWGenesis to Messrs. Marshall T. Leeds and Joel E. Marks in connection with the termination of the financial terms of their existing employment arrangements with the Company and the execution of certain nonsolicitation agreements (the "Special Payments"), and (iii) changes in executive compensation. The income taxes are being recorded at JWGenesis' statutory income tax rate of 37.6%.

                                                                      DR.(CR.)
                                                                     ----------
   Provision for income taxes....................................    1,111,000

(e) To reclassify Genesis redeemable preferred members' capital to notes payable.

                                                                      DR.(CR.)
                                                                     ----------
   Redeemable preferred members' capital.........................     1,275,000
   Notes payable.................................................    (1,275,000)

(f) To record the amortization of Special Payments using the straight-line method of amortization over the seven-year nonsolicitation period and the net effect of the new JWGenesis employment agreements expected to be executed by certain executive officers of the Company and Genesis.

                                                                       DR.(CR.)
                                                                      ----------
     Employee compensation and benefits..........................      871,000


              SELECTED HISTORICAL FINANCIAL DATA OF GENESIS

     The selected financial data of Genesis set forth below as of and for the years ended December 31, 1997, 1996, and 1995 are derived from audited financial statements of Genesis included elsewhere herein. The selected financial data as of and for the years ended December 31, 1994 and 1993 are derived from audited financial statements of Genesis which are not included or incorporated by reference herein. This summary should be read in conjunction with the financial statements and other financial information of Genesis included elsewhere herein.

                                                                        Year Ended December 31,
                                                       --------------------------------------------------------
                                                         1997      1996        1995       1994          1993
                                                         ----      ----        ----       ----          ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
               STATEMENTS OF OPERATIONS DATA:
                  Revenues   . . . . . . . . . .       $30,570     $22,281    $27,588     $24,275       $24,208
                  Expenses   . . . . . . . . .          26,744      21,792     21,968      19,262        15,749
                  Net income   . . . . . . . .           3,826         489      5,620       5,013         8,459

               EARNINGS PER SHARE DATA
                  Basic <F1> . . . . . . . . .         $  2.55     $   .33     $ 3.75     $  3.34        $ 5.64
                  Diluted <F1> . . . . . . . .         $  2.55     $   .33     $ 3.75     $  3.34        $ 5.64


                                                                        Year Ended December 31,
                                                       --------------------------------------------------------
                                                         1997      1996        1995       1994          1993
                                                         ----      ----        ----       ----          ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

               BALANCE SHEET DATA:
                  Total assets   . . . . . . .         $8,221      $5,988     $10,230     $9,268        $  7,136
                  Total liabilities  . . . . .          2,176       2,196       1,770      1,670           1,728
                  Redeemable preferred members'
                     capital   . . . . . . . .          1,275       1,289        ---        ---             ---
                  Members' capital   . . . . .          4,770       2,503       8,460      7,598           5,408
______________

<F1> Genesis, a California LLC, has no shares of common stock outstanding. Rather, each of its Members owns a certain percentage interest in the net assets of Genesis. In connection with the Combination, JWGenesis will issue 1,500,000 shares of its common stock in exchange for 100% of the Genesis Membership Interests. For purposes of this table, the Genesis historical per share amounts are calculated by assuming that Genesis had 1,500,000 shares outstanding for all periods presented.

         GENESIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS THREE YEARS ENDED DECEMBER 31, 1997

     The following discussion and analysis of financial condition and results of operations presents significant factors affecting Genesis during the years ended December 31, 1997, 1996 and 1995. The discussion and analysis should be read in conjunction with the financial statements of Genesis and related notes and with the other financial information concerning Genesis appearing elsewhere in this Prospectus.

     The financial information provided below has been rounded in order to simplify its presentation. However, the percentages are calculated using the detailed information contained in the consolidated financial statements of Genesis, the notes thereto and the other financial data concerning Genesis included elsewhere in this Prospectus.

     The following table sets forth summary data for the years ended December 31, 1997, 1996 and 1995. Operating results for any period are not necessarily indicative of the results for any future period.

                                                            Year Ended December 31,
                                           ---------------------------------------------------------
                                             1997          %          1996         %          1995
                                           (000's)      Change      (000's)      Change      (000's)
                                           ---------------------------------------------------------
 Revenues:
 Commissions                                $18,073      57        $11,519       (10)        $12,834
 Commissions   related parties                5,281      11          4,748        48           3,208
 Market making and principal
   transactions, net                          3,372      75          1,932       (57)          4,463
 Investment banking                           2,760       5          2,633       207             858
 Unrealized gains from not readily
   marketable securities                       ---       ---           293       (95)          5,413
 Interest and dividends                         565       6            533       (10)            590
 Other                                          519     (17)           623       181             222
                                           ---------------------------------------------------------
 Total Revenues                             $30,570      37        $22,281       (19)        $27,588
                                           =========================================================

 Expenses:
 Commissions and floor brokerage            $10,098      60         $6,324       (19)         $7,796
 Personnel and employee benefits              9,329       7          8,726         6           8,253
 Communications                               1,529      20          1,279       (19)          1,581
 Occupancy and equipment rental                 765      23            622        45             429
 General and administrative                   5,023       4          4,840        24           3,908
                                           ---------------------------------------------------------
 Total Expenses                             $26,744      23        $21,791        (1)        $21,967
                                           =========================================================

         Revenues of Genesis exceeded $30 million in 1997, compared to $22 million in 1996 and $28 million in 1995. This increase in revenue in 1997 was largely due to the fact that Genesis increased its focus on, and the level of resources devoted to, its institutional client base, coupled with strong equity markets. The decrease in revenues in 1996 compared to 1995 was due to a restructuring of Genesis in 1996, explained in more detail below.

     A significant portion of the business activities of Genesis consists of providing brokerage processing services ("BPS") to its clients. BPS includes the provision of trading processing services and administrative services to investment managers and investment partnerships.

     BPS revenues (approximately $3.5 million) and corporate finance activities (approximately $2.6 million) contributed to the growth of the revenues of Genesis in 1997. In 1997, the commissions earned by Genesis, including from related parties, grew 44% to $23.3 million from approximately $16.3 million in 1996, due primarily to the increased coverage by Genesis of its institutional client base and the resulting increased revenues from its BPS activities.


     Approximately $5 million of the decrease in the revenues of Genesis in 1996, as compared to 1995, arose out of the fact that 1996 was a transition year for Genesis. In 1996, Genesis realigned several of its business divisions in order to better provide for future growth, including its research and corporate finance groups. As a result, Genesis was not able to increase its coverage of its institutional client base in 1996 and build relationships for growth, resulting in only a 1% increase in commissions for 1996 over 1995 commissions.


     Over the last three years, Genesis experienced an increase in BPS revenues from affiliates with increased assets under management, creating a more stable revenue stream than traditional transaction-oriented investment banking and trading revenues. BPS revenues attributable to related parties accounted for $533,000 of the increase in revenues in 1997 as compared to 1996.

     Market making and principal transactions, net, which consists of net inventory and investment gains and losses, syndicate sales credits and underwriting income, increased by 75% from 1996 to 1997 and decreased by 57% from 1995 to 1996 for the reasons discussed below.

     Net inventory and investment losses, which result from the purchasing or selling securities by Genesis to facilitate customer transactions, declined to $1.0 million in 1997, compared to $1.5 million in 1996. This decrease was due to better risk management by Genesis in employing capital to facilitate customer transactions. Syndicate sales credits, or the selling concession received by Genesis on securities sold in an underwriting, in 1997 were $3.2 million, representing 17% growth over 1996 levels of $2.7 million. Increased research coverage by Genesis facilitated its participation in the selling groups of an increased number of public offerings. Syndicate sales credits increased 91% from $1.4 million in 1995 to $2.7 million in 1996 due to increased public offering activity. In 1997, the underwriting income of Genesis reflecting the increased activity in the public underwriting arena, was $1.1 million (gross of expenses), a 60% increase from $700,000 in 1996. This increase represents the results of the increased resources devoted by Genesis to research and investment banking operations. An 18% increase in underwriting income of Genesis from 1995 to 1996 reflected the increased efforts of Genesis to enhance its public underwriting presence.


     Investment banking income of Genesis, generated from public and private offering (approximately $1.4 million) as well as merger and acquisition activities (approximately $1.4 million), was $2.8 million in 1997, up 5% from its 1996 level of $2.6 million. Due to the lag time incurred between the 1995 and early 1996 addition by Genesis of revenue-producing investment bankers and the closing of merger and acquisitions transactions, investment banking income fees increased over 200% from 1995 to 1996.

     Unrealized gains from not readily marketable securities, which represents gains attributable to the increase in value of warrant and option positions acquired by Genesis and distributed to its members, fluctuates from year to year based upon the performance of such positions and the decision by Genesis to distribute such securities to its members.

     Although expenses grew during 1997 as a result of Genesis' overall revenue growth, expense growth trailed revenue growth. The resulting increased operating margin of 14% for 1997, compared to 1% for 1996 and 1995, was largely attributable to increased efficiency at Genesis throughout 1997.

     Commission and floor brokerage expenses of Genesis, consisting primarily of the cost to execute and settle transactions, equaled approximately $10.1 million in 1997, a 60% increase over 1996 levels of approximately $6.3 million. This increase directly relates to the increase in commission revenue for the same period. The decrease in commission and floor brokerage expenses from 1995 to 1996 occurred as a result of the negotiation by Genesis of more favorable clearing contracts and execution arrangements with the clearing and executing firms utilized by Genesis.

     Total personnel expenses for Genesis were approximately $9.3 million in 1997 as compared to $8.7 million in 1996, a 7% increase. The increase in total personnel expenses for 1997, as well as the increase in total personnel expenses for 1996 over 1995, is attributable to revenue growth and increased competitiveness in the marketplace for financial service professionals.

     Communications expenses of Genesis, comprised of telephone and quotation expenses, increased to $1.5 million in 1997, a 20% increase over 1996 levels. This approximately $250,000 increase in costs is primarily attributable to the expansion of the internal and external communication and information systems utilized by Genesis (approximately $250,00) but also reflects increased usage as a result of Genesis' higher volume of business. The reduction of communication expenses from 1995 to 1996 is attributable to the successful negotiation of a variety of contracts for communication services.

     Occupancy and equipment rental expenses of Genesis showed steady increases from 1995 to 1997 due, in large part, to the opening by Genesis of its New York office in the summer of 1996.

     General and administrative expenses, which consist primarily of travel expenses, dues and subscriptions, office supplies and other expenses of a similar nature, increased to $5.0 million in 1997 compared to $4.8 million in 1996 and $3.9 million in 1995.
The net increase in 1997 is primarily attributable to a significant increase in travel expenses (approximately $137,000) due to an increase in sales efforts by professionals and the opening by Genesis of its New York City office, and a decrease in certain other operating expenses due to increased controls and efficiency of Genesis.

LIQUIDITY AND CAPITAL RESOURCES

     Genesis maintains a liquid balance sheet. A majority of the assets of Genesis consists of cash, securities and receivables from broker dealers. The total assets of Genesis can fluctuate significantly depending largely upon general economic and market conditions, volume of business activity by Genesis, and underwriting and trading commitments of Genesis. The ability of Genesis to support increases in its total assets is a function of its ability to generate funds internally and its ability to obtain short term borrowings.

     At December 31, 1997, Genesis had members' capital of approximately $4,770,000, representing an increase of $2.3 million from its members' capital at December 31, 1996. Also, at December 31, 1997, Genesis had cash and cash equivalents of $2.6 million. Genesis believes that its internally generated funds will be sufficient to fund its financial requirements for the foreseeable future based on its current level of operations and planned growth. Should Genesis significantly expand its capital expenditures or enter into any long-term commitments, Genesis may need to obtain additional capital to support such activities and to comply with regulatory requirements. If Genesis should find that its ability to generate funds internally is insufficient to satisfy its future capital needs, Genesis will require additional financing from outside sources.

     Genesis is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act) which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness of Genesis to the net capital of Genesis (excess net capital) as defined by the rules, not exceed 15 to 1. As of December 31, 1997, Genesis had aggregate indebtedness of $1.1 million and net capital of $4.1 million, yielding excess net capital of $4.0 million and a ratio of 0.27 to 1. Accordingly, at December 31, 1997, Genesis complied with the applicable capital requirements of Rule 15c3-1.

     During the year ended December 31, 1997, Genesis generated cash flow from operating activities of $3.7 million, compared to approximately $622,000 for the year ended December 31, 1996 and $2.4 million for the year ended December 31, 1995. The increase in cash flow from operating activities in 1997 was due to the net income of Genesis for 1997. The decrease in cash flow from operating activities for the year ended December 31, 1996 was due to the reduction in cash and securities deposited with clearing brokers.

     Net cash used in investing activities was $762,000 for the year ended December 31, 1997, compared to $861,000 for the year ended December 31, 1996. The increase in net cash used in investing activities of $520,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily due to investment in non-marketable securities.

     Net cash provided by (used in) financing activities was ($657,000) for the year ended December 31, 1997 compared to $293,000 for the year ended December 31, 1996 and ($4.0 million) for the year ended December 31, 1995. The variations in net cash provided by (used in) financing activities for those years reflect the distribution to the members of Genesis of income (approximately $6,700,000) as well as the contribution of new capital (approximately $2,100,000) by the members of Genesis.

                       BUSINESS OF GENESIS


     Genesis is a San Francisco-based investment banking firm offering corporate finance, institutional sales and trading, and institutionally focused research and investment advisory services and having special expertise in institutional trading and innovative research focused on high-growth industries. Its corporate finance services include equity underwriting and merger and acquisition advisory services. Its customer base is comprised principally of institutional, corporate, and high-net worth individual clients. Genesis was formed in 1989 primarily to provide brokerage, accounting and administrative services to investment partnerships. As of February 1, 1998, Genesis had 59 employees. Genesis' Research, Capital Markets, Corporate Finance, and Brokerage Processing Services Departments work closely to allow Genesis to offer a wide range of resources to its clients, while providing the attention of a smaller boutique catering to middle market companies.

CORPORATE FINANCE

     Over the past nine years, Genesis or the three principals in its Corporate Finance Department have participated in more than 300 public underwritings and private placements (including 24 in which Genesis served as a manager or co-manager) and more than 40 mergers, acquisitions, and other recapitalizations. Working in partnership with the Research and Capital Markets Departments, the Corporate Finance Department is able to meet most of the financial advisory and capital funding requirements necessary to develop its clients' businesses. Following an offering, Genesis maintains after-market support by providing in-depth research analysis, after-market trading, and sponsorship in the investment community. Genesis often becomes the dominant force in the after-market trading of the stock it underwrites.

     The Corporate Finance Department has experience in each stage of a merger, acquisition, divestiture, buyout, and recapitalization transaction, including the identification of potential acquisitions and/or acquirers, the optimal "packaging" of a client for a transaction, the preparation of client meetings, the structuring of merger and sale transactions, and the negotiation of sale and purchase terms.

     The Corporate Finance Department also renders valuation and fairness opinions for both private and public companies. Its work generally includes a comprehensive operational and financial review of a client and the development of financial analyses that incorporate both quantitative and qualitative factors.

BROKERAGE PROCESSING SERVICES

     Genesis' brokerage operations were originally established in 1989 to support affiliated money management organizations by recapturing trading commissions, making spreads generated by trading activity, and providing administrative and other services in exchange for trading and processing business. Over the years, these various asset management operations have grown significantly and, with them, so has the firm's brokerage processing unit, which accounted for approximately 40% of total revenue for the year ended December 31, 1997, compared to approximately 39% for the year ended December 31, 1996.

     The Department currently serves two primary types of organizations investment partnerships and fee-based investment advisors. Total gross processing commissions were approximately $12 million for the year ended December 31, 1997, compared to approximately $8.5 million for the year ended December 31, 1996.

     Genesis also offers trading execution, clearing, and settlement. It performs record keeping, account balance tracking, and trading strategies tracking, as well as daily and monthly transaction reporting. Genesis has clearing agreements with three firms to act as its clearing agent: ABN Amro/The Chicago Corporation, Alex Brown/Bankers Trust and Morgan Stanley & Co.

     In addition, the Department offers financial accounting functions (tax preparation and certification), legal support (including partnership documentation, offering memoranda, and investment advisor registration), administrative resources and systems (hardware, software, and networking), fund accounting (performance reports and other recordkeeping), custodial accounting, and compliance services. Investment partnerships accounted for approximately 68% and 56% of total processing revenues for the years ended December 31, 1997 and December 31, 1996, respectively.

RESEARCH

     Genesis provides comprehensive coverage of a select group of industries and companies that are not widely followed by the investment community. Genesis publishes numerous materials for its clients, including quarterly earnings reports, company updates, company reports, which initiate research coverage, industry overviews, and emphasis lists, which encompass all covered industries. The Genesis Research Department follows over 50 companies in principal areas: correctional services, healthcare technology, retailing, real estate, electronic commerce, and wireless communications components.

CAPITAL MARKETS

     Working in partnership with its Research Department, the Capital Markets Department encompasses all of the trading operations at Genesis, including over-the-counter ("OTC") and listed trading, syndicate, and corporate services.

     The Capital Markets Department is a market maker in 75 OTC stocks and has a significant presence in 75 listed securities including 58% of the securities followed by the Research Department. Total OTC trading volume of Genesis for the year ended December 31, 1997 was approximately 169 million shares compared to approximately 151 million shares for the year ended December 31, 1996. Total listed trading volume of Genesis for the year ended December 31, 1997 was approximately 176 million shares compared to approximately 100 million shares for the year ended December 31, 1996.

     Over the past four years, Genesis has been a syndicate member in 251 public offerings. Because it believes syndicate participation is becoming an increasingly important function of an investment bank's research capability, Genesis expects that it will continue to be involved in a significant number of offerings every year.

     The Corporate Services Group was formed in 1995 to facilitate restricted securities sales. Genesis is an active market maker with strong block trading capabilities and it is aware of "unsolicited buyers" and advantageous opportunities for a client's sale of restricted securities. The Group's members are cognizant of the Securities and Exchange Commission rules and regulations that govern restricted sales transactions and are supported by a compliance and operations group.

FACILITIES AND EMPLOYEES

     As of February 1, 1998, Genesis employed 59 persons, eight of whom work in the firm's New York office which opened in 1996.
Genesis leases 22,000 square feet of space in San Francisco and 3,000 square feet of space in New York.

GOVERNMENT REGULATION

     The securities industry and the business of Genesis, similar to the business of the Company, are subject to extensive regulation by the Commission, state securities regulators, and other governmental regulatory authorities. The business also is regulated by SROs, including the NASD, the NYSE, the AMEX, and other exchanges.

LEGAL PROCEEDINGS

     Genesis may be involved from time to time in litigation arising in the normal course of business. As of the date of this Prospectus, Genesis is not a party to any material legal proceeding.


                 DESCRIPTION OF JWGENESIS CAPITAL STOCK

     The JWGenesis Articles of Incorporation provide that the authorized capital stock of JWGenesis consists of 30,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.10 per share ("JWGenesis Preferred Stock"). Except for 100 shares of Common Stock owned by JWCFS (which will be cancelled in the Combination), no shares of JWGenesis capital stock is or will be issued and outstanding immediately prior to the Effective Time.

COMMON STOCK

     Each share of JWGenesis Common Stock will entitle its holder of record to one vote for the election of directors and all other matters to be voted on by the shareholders. Holders of JWGenesis Common Stock will not have cumulative voting rights; therefore the holders of a majority of the shares of JWGenesis Common Stock voting for the election of directors may elect all nominees standing for election as JWGenesis directors. Subject to the rights of holders of Preferred Stock, holders of JWGenesis Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by JWGenesis by the JWGenesis Board of Directors in its discretion from funds legally available for that use. Subject to the rights of holders of Preferred Stock, holders of JWGenesis Common Stock will be entitled to share on a pro rata basis in any distribution to shareholders upon liquidation, dissolution, or winding up of JWGenesis. No holder of JWGenesis Common Stock will have any preemptive right to subscribe for any stock or other security of JWGenesis.

PREFERRED STOCK

     The Board of Directors of JWGenesis, without further action by shareholders, may from time to time authorize the issuance of shares of JWGenesis Preferred Stock in one or more series and with certain limitations, rights, preferences, qualifications, or restrictions thereon and the number of shares constituting such series and the designation of such series. Satisfaction of any dividend preferences on outstanding JWGenesis Preferred Stock would reduce the amount of funds available for the payment of dividends on JWGenesis Common Stock. Holders of JWGenesis Preferred Stock would normally be

entitled to receive a preference payment in the event of any liquidation, dissolution, or winding up of JWGenesis before any payment is made to the holders of JWGenesis Common Stock. In addition, under certain circumstances, the issuance of such JWGenesis Preferred Stock may render more difficult or tend to discourage a change in control of JWGenesis. Although JWGenesis currently has no plans to issue shares of JWGenesis Preferred Stock, the Board of Directors of JWGenesis, without shareholder approval, may issue JWGenesis Preferred Stock with voting and conversion rights which could adversely affect the rights of holders of shares of JWGenesis Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for JWGenesis Common Stock is American Stock Transfer & Trust Company, New York, New York.

INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     JWGenesis' Articles of Incorporation and Bylaws provide for indemnification of officers and directors to the fullest extent permitted by Florida law and, to the extent permitted by such law, eliminate, or limit the personal liability of directors to JWGenesis and its shareholders for monetary damages for certain breaches of fiduciary duties. The liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to JWGenesis or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for any improper distribution under the Florida Business Corporations Act (the "FBCA"); or (iv) for any transaction from which the director derived an improper personal benefit. Such indemnification may be available for liabilities arising in connection with the Share Exchange. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling JWGenesis pursuant to the foregoing provisions, JWGenesis has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN ANTI-TAKEOVER MATTERS

     No provision of JWGenesis' Articles of Incorporation or Bylaws has been adopted in order to accomplish any anti-takeover objective of the Board of Directors or management. However, certain provisions of the JWGenesis Bylaws and Articles of Incorporation could have the effect of making a hostile, unsolicited offer to take control of JWGenesis more difficult. See "Comparison of Shareholder
Rights Special Meetings of Shareholders" and "Comparison of Shareholder Rights Shareholder Action Without Meeting". Management does not believe that any other provisions of JWGenesis' Bylaws or Articles of Incorporation have such anti-takeover effects, and management does not have any current plans to adopt or propose for adoption any anti-takeover measure in a future proxy solicitation.

                 COMPARISON OF SHAREHOLDER RIGHTS

GENERAL

     If the Combination is consummated, holders of the Company's Common Stock will become holders of JWGenesis Common Stock. The rights of the former Company shareholders will continue to be governed by the Florida Business Corporations Act (the "FBCA") because JWGenesis is also a Florida corporation. However, the

JWGenesis Articles of Incorporation and Bylaws differ in certain respects from the comparable documents of the Company. The material differences are summarized below. This summary is qualified in its entirety by reference to the full text of the FBCA and the aforementioned documents, which are available from the Company upon request from Joel E. Marks, Vice Chairman and Chief Financial Officer, 1117 Perimeter Center West, Suite 500E, Atlanta, Georgia 30338.

AUTHORIZED SHARES

     The JWGenesis Articles of Incorporation authorize 35,000,000 shares of capital stock, consisting of 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As to the Preferred Stock, the JWGenesis Articles of Incorporation authorize the Board of Directors to determine or alter the designations, voting powers, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, and restrictions on such rights, as authorized by resolutions duly adopted prior to the issuance of any shares of a series of preferred stock.

     The Company's Articles of Incorporation authorize 14,056,000 shares of capital stock, consisting of 9,056,000 shares of Common Stock and 5,000,000 shares of special stock, par value $.001, with such designations, voting powers, preferences, and rights as the board of directors shall determine. The Company's Board of Directors had previously established a series of special stock, known as Series A Special Distribution Stock, none of which is outstanding.

SPECIAL MEETINGS OF SHAREHOLDERS

     The JWGenesis Bylaws require a special meeting to be called by the corporation only upon the written request of the holders of shares representing 40% or more of the votes entitled to be cast on each issue proposed to be considered at the special meeting.
For a special meeting of shareholders to be called by the corporation, the Company requires, by virtue of the operation of the FBCA, only the written request of 10% of the votes entitled to be cast on any issue proposed to be considered at a special meeting.


     By requiring a shareholder or a group of shareholders to gain the support of a larger percentage of the holders of shares before the shareholder or group of shareholders can require JWGenesis to call a special meeting, the JWGenesis Bylaw provision could have the effect of making a hostile or unsolicited offer to take control of JWGenesis more difficult and could have the effect of frustrating the ability of acquirors to consummate acquisitions of JWGenesis at substantial premiums to market prices. This is because, without the support of the Board of Directors, an acquiror would not be able to call a meeting to address all of the shareholders until the requisite support was obtained. On the other hand, requiring a greater percentage of support also helps to ensure that special meetings are not called to address matters that may not be important to a significant number of the shareholders.

SHAREHOLDER ACTION WITHOUT MEETING

     In its Articles of Incorporation, JWGenesis has elected to opt-out of the FBCA provision that permits any action required or permitted to be taken at an annual or special meeting of shareholders to be taken without a meeting if the action is taken by written consent of not less than the minimum number of votes with respect to each voting group necessary to authorize or take action at a meeting at which all voting groups and shares entitled to vote are present and voted. The Company had not opted-out of that provision. Accordingly, unlike with the Company, shareholders of JWGenesis may take action without a vote only if the action is taken by unanimous written consent of the holders of the outstanding stock of each voting group entitled to vote thereon.

     Because JWGenesis, like the Company, will have public shareholders, this provision will make it impossible, as a practical matter, for actions to be taken by written consent without a meeting of the shareholders.
This provision could have the effect of making a hostile or unsolicited offer to take control of JWGenesis more difficult or impede the ability of acquirors to consummate acquisitions of JWGenesis at substantial premiums to market prices. It may also discourage the accumulation of substantial blocks of JWGenesis' stock because, at a meeting, opposing groups would have a chance to speak out and voice their concerns. The provision does not limit the actions that the shareholders can take, however, it merely limits the way in which the actions may be taken.
This provision was adopted because management and the Board of Directors believe that the opportunity for a meeting and a full discussion of matters upon which shareholders may vote is preferable to allowing the holders of 51% of the shares the ability to act unilaterally by written consent.


MATTERS CONSIDERED AT ANNUAL MEETINGS

     The JWGenesis Bylaws specify that the only business that may be conducted at an annual meeting of shareholders shall be business brought before the meeting (i) by or at the direction of the Board of Directors prior to the meeting; (ii) by or at the direction of the Chairman of the Board, the Chief Executive Officer, or the President; or (iii) by a shareholder of the corporation who is entitled to vote with respect to the business and who complies with certain prior notice procedures. The prior notice procedures provide that a shareholder must have given timely notice of the proposed business in writing to the secretary of the corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal offices of the corporation on or before the later to occur of (i) 14 days prior to the annual meeting or (ii) five days after notice of the meeting is provided to the shareholders. A shareholder's notice to the secretary must set forth a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting that business at the meeting; the name, as it appears on the corporation's books, and address of the shareholder proposing the business; the series or class and number of shares of the corporation's capital stock that are beneficially owned by the shareholder; and any material interest of the shareholder in the proposed business. The chairman of the meeting has discretion to declare to the meeting that any business proposed by a shareholder to be considered at the meeting is out of order and that such business shall not be transacted at the meeting if the chairman concludes that the matter has been proposed in a manner inconsistent with the requirements, or the chairman concludes that the subject matter of the proposed business is inappropriate for consideration by the shareholders at the meeting.

     The Company's Bylaws do not prescribe specific procedures for a shareholder to bring a matter before an annual meeting. The Company's Bylaws state simply that shareholders may, at the annual meeting, elect a board of directors and transact such other business as may properly come before the meeting.

VACANCIES ON THE BOARD OF DIRECTORS

     The JWGenesis Bylaws provide that a vacancy occurring on the Board of Directors may be filled for the unexpired term, unless the shareholders have elected a successor, by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum. If the vacant office was held by a director elected by a particular voting group, only the holders of shares of that voting group or the remaining directors elected by that voting group shall be entitled to fill the vacancy. If the vacant office was held by a director elected by a particular voting group and there is no remaining director elected by that voting group, the other remaining directors or director (elected by another voting group or groups) may fill the vacancy during an interim period before the shareholders of the vacated director's voting group act to fill the vacancy.

     The Company's Bylaws state simply that any vacancy shall be filled by a majority vote of the remaining directors in office.


                          LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon by counsel to the Company, Kilpatrick Stockton LLP, Atlanta, Georgia.


                             EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The Statement of Financial Condition of JWGenesis, as of January 16, 1998, included in this Prospectus has been audited by Price Waterhouse LLP, independent accountants, as indicated in their report with respect thereto, and has been included in this Prospectus and the registration statement of which it forms a part in reliance on such report given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Genesis for the three years ended December 31, 1997 appearing herein have been audited by Lallman, Feltman, Shelton & Peterson, P.A., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting.


                       AVAILABLE INFORMATION

     The Company is subject to certain informational reporting requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Filings are also available from the Commission's World Wide Web site on the Internet at http://www.sec.gov. After the consummation of the Combination, the Company will no longer file reports, proxy statements, or other information with the Commission. Instead, such information will be provided, to the extent required, in filings made by JWGenesis.

     The Common Stock of the Company is publicly traded on the AMEX, and reports, proxy material, and other information concerning the Company may be inspected at the American Stock
Exchange, 86 Trinity Place, New York, New York 10086.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Shares offered hereby. Statements contained or incorporated by reference herein containing the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and reference is hereby made to the copy thereof so filed for more detailed information. Each such statement is qualified in its entirety by such reference.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies may be directed to JW Charles Financial Services, Inc., 1117 Perimeter Center West, Suite 500E, Atlanta, Georgia 30338, Attention: Joel E. Marks; telephone number (770) 399-8805.

                    INDEX TO FINANCIAL STATEMENTS

GENESIS MERCHANT GROUP SECURITIES, LLC

Independent Auditor's Report.........................................................................  F-1

Statements of Financial Condition at December 31, 1997 and 1996......................................  F-2

Statements of Operations for the Year Ended December 31, 1997, 1996, and 1995........................  F-3

Statements of Changes in Members' Capital for the Year Ended December 31, 1997, 1996, and 1995.......  F-4

Statements of Cash Flows for the Year Ended December 31, 1997, 1996, and 1995........................  F-5

Notes to Financial Statements........................................................................  F-6

JWGENESIS FINANCIAL CORP.

Report of Independent Certified Public Accountants ..................................................  F-12

Statement of Financial Condition as of January 16, 1998 .............................................  F-13

Notes to Financial Statements .......................................................................  F-14


                         INDEPENDENT AUDITOR'S REPORT

January 30, 1998


Members
Genesis Merchant Group Securities, LLC
San Francisco, CA 94133

     We have audited the accompanying statements of financial condition of Genesis Merchant Group Securities, LLC as of December 31, 1997 and 1996, and the related statements of operations, changes in Members' capital, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Merchant Group Securities, LLC as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ LALLMAN, FELTMAN, SHELTON & PETERSON, P.A.
Ketchum, Idaho

                       STATEMENTS OF FINANCIAL CONDITION

                                                                         DECEMBER 31,
                                                                 --------------------------
                                                                     1997           1996
                                                                 -----------     ----------
                                ASSETS
Assets:
  Cash and cash equivalents....................................   $2,588,927     $  259,523
  Receivables from brokers and dealers.........................    1,477,415      2,697,287

  Readily marketable securities owned, at market value.........    2,281,085        466,882
  Not readily marketable securities owned, at market value.....      269,440        683,812

  Furniture, equipment, and leasehold improvements, net of
   accumulated depreciation of $1,381,452 and $1,233,377,
   respectively................................................    1,207,914      1,215,593
  Secured demand note from related party.......................      256,882           ---
  Other........................................................      139,620        664,748
                                                                  ----------     ----------
                                                                  $8,221,283     $5,987,845
                                                                  ==========     ==========
             LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
                 MEMBERS' CAPITAL, AND MEMBERS' CAPITAL
Liabilities:
  Accounts payable.............................................   $  553,976     $  981,282
  Payable to brokers and dealers...............................    1,185,138        460,688
  Securities sold, not yet purchased, at market value..........      179,871        298,805
  Payables to related parties..................................         ---         455,000
  Subordinated borrowings from related party...................      256,882           ---
                                                                  ----------     ----------
                                                                   2,175,867      2,195,775
                                                                  ----------     ----------
  Mandatorily redeemable preferred members' capital                1,275,174      1,288,778
                                                                  ----------     ----------
  Commitments and contingencies (Note 3)
  Members' Capital.............................................    4,770,242      2,503,292
                                                                  ----------     ----------
                                                                  $8,221,283     $5,987,845
                                                                  ==========     ==========


               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                            STATEMENTS OF OPERATIONS

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                               1997        1996        1995
                                            ----------- ----------- -----------
Revenues:
  Commissions.............................. $18,073,683 $11,518,563 $12,834,210
  Commissions-related parties..............   5,281,000   4,748,000   3,208,000
  Market making and principal transactions,
   net.....................................   3,371,904   1,932,159   4,462,836
  Investment banking.......................   2,759,567   2,633,040     857,502
  Unrealized gain from not readily
   marketable securities...................         --      292,775   5,413,048
  Interest and dividends...................     565,113     533,313     590,199
  Other....................................     518,501     622,693     222,180
                                            ----------- ----------- -----------
                                             30,569,768  22,280,543  27,587,975
                                            ----------- ----------- -----------
Expenses:
  Commission and floor brokerage...........  10,097,656   6,324,226   7,795,721
  Personnel and employee benefits..........   9,329,277   8,726,101   8,253,440
  Communications...........................   1,529,390   1,279,141   1,581,035
  Occupancy and equipment rental...........     765,032     622,290     429,339
  General and administrative...............   5,022,403   4,840,238   3,908,160
                                            ----------- ----------- -----------
                                             26,743,758  21,791,996  21,967,695
                                            ----------- ----------- -----------
Net income................................. $ 3,826,010 $   488,547 $ 5,620,280
                                            =========== =========== ===========


               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                   STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

                                                       MANDATORILY
                                                       REDEEMABLE
                                                        PREFERRED
                                                        MEMBERS'     MEMBERS'
                                                         CAPITAL      CAPITAL
                                                       -----------  -----------
Partners' Capital, January 1, 1995.................... $      --    $ 7,597,938
  Contributions of capital............................        --         66,000
  Distributions of capital............................        --     (4,823,987)
  Net income..........................................        --      5,620,280
                                                       ----------   -----------
Partners' Capital, December 31, 1995..................        --      8,460,231
                                                       ----------   -----------
  Contributions of capital............................        --      1,916,680
  Transfer to mandatorily redeemable preferred........  1,988,993    (1,988,993)
  Distributions of capital............................   (791,551)   (6,281,837)
  Net income..........................................     91,336       397,211
                                                       ----------   -----------
Members' Capital, December 31, 1996...................  1,288,778     2,503,292
                                                       ----------   -----------
  Contributions of capital............................        --        127,664
  Transfer to mandatorily redeemable preferred........    385,766      (385,766)
  Distributions of capital............................   (477,245)   (1,223,083)
  Net income..........................................     77,875     3,748,135
                                                       ----------   -----------
Members' Capital, December 31, 1997................... $1,275,174   $ 4,770,242
                                                       ==========   ===========


               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                            STATEMENTS OF CASH FLOWS

                                             FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Operating activities:
  Net income............................  $ 3,826,010  $   488,547  $ 5,620,280
  Adjustment to reconcile net income to
   cash provided (used) by operating
   activities:
    Depreciation........................      267,947      354,711      336,000
    Unrealized gain from not readily
     marketable securities..............          --      (292,775)  (5,413,048)
  Change in assets and liabilities:
    Receivables from brokers and
     dealers............................    1,219,872      252,901   (1,275,547)
    Securities owned, at market value...   (1,814,203)    (147,294)   2,419,395
    Other assets........................      525,128     (460,221)     582,393
    Accounts payable....................     (427,305)     563,114      (34,209)
    Payable to brokers and dealers......      724,450      (44,974)     458,511
    Securities sold, net yet purchased..     (118,934)    (544,765)    (318,170)
    Payables to related parties.........     (455,000)     452,530       (6,030)
                                          -----------  -----------  -----------
      Net cash flows provided by
       operating activities.............    3,747,965      621,774    2,369,575
                                          -----------  -----------  -----------
Investing activities
  (Purchase of) proceeds from not
   readily marketable securities........     (244,440)    (393,358)     132,310
  Acquisition of secured demand note
   from related party...................     (256,882)         --           --
  Purchase of furniture, equipment, and
   leasehold improvements...............     (260,268)    (468,004)    (473,226)
                                          -----------  -----------  -----------
      Net cash flows used in investing
       activities.......................     (761,590)    (861,362)    (340,916)
                                          -----------  -----------  -----------
Financing activities
  Acquisition of subordinated debt......      256,882          --           --
  Distributions paid to members.........   (1,041,517)  (1,623,694)  (4,071,836)
  Contributions received from members...      127,664    1,916,680       66,000
                                          -----------  -----------  -----------
      Net cash flows (used) provided by
       financing activities.............     (656,971)     292,986   (4,005,836)
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................    2,329,404       53,398   (1,977,177)
Cash and cash equivalents, beginning of
 year...................................      259,523      206,125    2,183,302
                                          -----------  -----------  -----------
Cash and cash equivalents, end of year..  $ 2,588,927  $   259,523  $   206,125
                                          ===========  ===========  ===========
Supplemental information:
  Cash paid for interest................  $     3,853  $       --   $       --
                                          ===========  ===========  ===========
Noncash transactions:
  Distributions of not readily
   marketable securities to members.....  $  (658,812) $(5,449,694) $  (752,151)
                                          ===========  ===========  ===========
  Transfer of members' capital to
   mandatorily redeemable preferred
   members' capital.....................  $   385,766  $ 1,988,993  $       --
                                          ===========  ===========  ===========

                The accompany Notes to Financial Statements are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS


1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  DESCRIPTION OF OPERATIONS

     Genesis Merchant Group Securities, LLC (the "Firm") a California limited liability company, commenced operations on March 16, 1989. The Firm, formerly organized as a limited partnership, became a limited liability company ("LLC"), which is an unincorporated association of members, on July 1, 1996. The Firm will continue to operate until March 31, 1999 unless the members elect otherwise.

     The Firm is a broker/dealer in securities with customers throughout the United States. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City. The Firm's services include investment banking and investment advisory services. The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph
(k)(2)(ii).

  MANAGEMENT ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash, including cash in banks and money market funds.

  RECEIVABLE FROM BROKERS AND DEALERS

     The Firm's receivable from brokers and dealers consists primarily of amounts due from other broker/dealers for trades initiated by the Firm and executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.

  SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

     Securities owned and securities sold, not yet purchased are recorded at market value with unrealized gains or losses reflected in income currently.

     Included in securities owned are not readily marketable securities. These securities are defined as securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected, and/or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. These securities are carried at their estimated fair value as determined by management with unrealized gains and losses included in income.

  FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to ten years using accelerated and straight-line methods.

  INCOME TAXES

     The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, an LLC is treated as a partnership. Accordingly, the individual Members report their share of the Firm's income on each member's individual tax return.


  REVENUE RECOGNITION

     The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis. Investment banking revenue is recognized as follows: Management fees are recognized on offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

  RECLASSIFICATION

     Certain amounts from prior years have been reclassified to conform to the current year presentation. These reclassifications are not material to the financial statements.

2.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the statement of financial condition.

     The Firm's securities owned and securities sold, not yet purchased are carried at market value.

     Management estimates that the aggregate net fair value of other financial instruments recognized on the statement of financial condition (including cash and cash equivalents and receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

3.   COMMITMENTS AND CONTINGENCIES:

     The Firm rents office space under noncancelable operating leases. Rental expense under the leases approximated $663,600, $560,000 and $402,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum rental payments under these leases are as follows:

     [S]                                                          [C]
     1998....................................................     $   663,600
     1999....................................................         669,600
     2000....................................................         669,600
     2001....................................................         605,600
     2002....................................................         516,000
                                                                  -----------
                                                                  $ 3,124,400
                                                                  ===========

     The Firm has entered into an operating lease for certain furniture. The terms of this lease call for monthly payments aggregating $69,500 annually through December 2000.

     In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

     The Firm is involved in various claims and possible actions arising out of the normal course of its business. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of the Firm, based on knowledge of facts and advice of counsel, that the resolution of such claims and actions will not have a material adverse effect on the Firm's financial condition or results of operations.

     The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 1997, no employer contributions had been made to the Plan.

4.   SECURED DEMAND NOTE/SUBORDINATED BORROWINGS

     Subordinated borrowings consist of a loan from a member of the Firm, which is due by July 31, 1998 and bears interest at 6% per annum, payable quarterly. The Firm has a secured demand note receivable from this same member in an amount equal to the subordinated borrowing; this note is collateralized with marketable securities.

     The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

5.   RELATED PARTY TRANSACTIONS:

  RECEIVABLES FROM AND PAYABLES TO RELATED PARTIES

     Periodically, the Firm advances certain payments on behalf of Seneca Capital Management, LLC (Seneca), an investment advisor which was controlled by a member and provides services to Seneca. These amounts are reimbursed to the Firm on a regular basis and, as such, no interest is charged. Total fees earned from these services amounted to $327,000, $574,000 and $222,000 for the years ended December 31, 1997, 1996 and 1995, respectively. On July 17, 1997, the majority interest in Seneca was purchased by an unrelated party; subsequent to this date, Seneca was no longer considered a related party.

     The Firm periodically borrows money from Genesis Merchant Group, L.P., a registered investment advisor controlled by members of the Firm.

  COMBINED REVENUES

     The Firm has a number of customers who are related parties. Commissions earned from these customers amounted to approximately $5,281,000, $4,748,000 and $3,208,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  EXPENSES PAID ON BEHALF OF RELATED PARTIES

     In exchange for providing brokerage services, the Firm has also agreed to pay certain operating expenses on behalf of customers who are related parties. These expenses are included in general and administrative and amounted to approximately $1,522,000, $1,226,000 and $678,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

6.   MANDATORILY REDEEMABLE PREFERRED MEMBERS' CAPITAL:

  Mandatorily redeemable preferred members' capital consists of Class C and Class D membership interests, as defined in the Members' agreement. These interests are specifically allocated a cumulative, priority return of net profits equal to 7% of their remaining capital balances. The basis of the Class C interests was determined at the date of the reduction of the member's profits interest in the Firm and was based upon the proportionate decrease in the affected member's capital balance. The basis of Class D interests is determined at the time of the termination of their employment by the Firm or their reduction in profit allocation and is based upon their capital balance at time of employment termination or reduction of profit allocation.

  Class C interests are to be redeemed over a five year period and Class D interests over a two year period. For the year ended December 31, 1997 and 1996, respectively, a total of $385,766 and $426,294 of members' equity was converted to Class D interests. For the year ended December 31, 1996, a total of $1,562,699 was converted to Class C interests. If these payments become in arrears, no distributions to other members may occur until the payments to Class C and D members become current. The aggregate amount of redemption requirements, including profit allocation, are as follows:

     1998.......................................................    $  468,000
     1999.......................................................       477,000
     2000.......................................................       272,000
     2001.......................................................       153,000
                                                                    ----------
                                                                    $1,370,000
                                                                    ==========

7.   DISTRIBUTIONS TO MEMBERS:

     Included in distributions to members are cash distributions and distributions of not readily marketable securities. Pursuant to the Members agreement in effect at the time of the distributions, the distributions of not readily marketable securities were specifically allocated to certain partners/members. On January 17, 1998, an additional cash distribution of $933,000 was paid to members.

8.   NET CAPITAL REQUIREMENTS:

     The Firm is subject to the Securities and Exchange commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and provides for certain ratios of aggregate indebtedness to net capital, both as defined. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

     Net capital positions of the Firm were as follows:

                                                             DECEMBER 31,
                                                          --------------------
                                                             1997       1996
                                                          ----------  --------
   Net capital as a percent of aggregate debit items...        27.45%   279.06%
   Net capital.........................................   $4,129,017  $679,759
   Required net capital................................   $  156,000  $250,000

9.   EDIT RISK CONCENTRATION AND OFF-BALANCE SHEET RISK:

  SECURITIES SOLD, NOT YET PURCHASED

     Securities sold, not yet purchased represent obligations of the Firm to deliver the specified financial instrument at the contracted price, and thereby create a liability to repurchase the financial instrument in the market at the then prevailing price. Accordingly, these transactions result in off-balance sheet risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized on the statement of financial condition.

     CONCENTRATIONS

     As of December 31, 1997, substantially all of the amounts receivable from brokers and dealers is due from either ABN AMRO Chicago Corp. or BT Alex Brown. Cash and securities deposited with clearing brokers and dealers is held by ABN AMRO Chicago Corp. and the amounts shown as cash and cash equivalents are held by a single bank.

  CREDIT RISK

     As a securities broker and dealer, the Firm is engaged in various securities underwriting, brokerage, and trading activities. These services are provided to a diverse group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. The Firm's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' and counterparties' abilities to satisfy their obligations to the Firm.

10.  SUBSEQUENT EVENTS:

     On March 9, 1998, the Firm executed an Amended and Restated Agreement and Plan of Combination (the "Combination Agreement") with JW Charles Financial Services, Inc. ("JWCFS"). Under the structure of this transaction, the two firms will combine to create a new holding company with the name "JWGenesis Financial Corp." ("JWGenesis"). The Combination Agreement contemplates, among other things, that (i) JWGenesis will acquire the outstanding shares of JWCFS Common Stock, pursuant to a statutory share exchange, in exchange for shares of JWGenesis Common Stock, on a one-for-one basis, with the result that JWCFS will become a wholly-owned subsidiary of JWGenesis and each issued and outstanding share of JWCFS will be exchanged for and become the right to receive one share of JWGenesis Common Stock and (ii) Genesis Members holding at least 90% of the Genesis Membership Interests will exchange such interests for up to 1,500,000 shares of JWGenesis Common Stock with the result that Genesis will become at least a 90% owned limited liability company of JWGenesis.

     The Combination, which will be accounted for as a purchase, is expected to be completed during 1998 and is subject to approval by the shareholders of JWCFS as well as other customary conditions of closing.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholder of JWGenesis Financial Corp.


In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JWGenesis Financial Corp. (a wholly-owned subsidiary of JW Charles Financial Services, Inc.) at January 16, 1998 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion express above.



PRICE WATERHOUSE LLP
Tampa, Florida
April 16, 1998

                         JW GENESIS FINANCIAL CORP.
             STATEMENT OF FINANCIAL CONDITION AS OF JANUARY 16, 1998


ASSETS
TOTAL ................................................................................        $      0
                                                                                              ========
LIABILITIES AND STOCKHOLDER'S EQUITY
STOCKHOLDER'S EQUITY:.................................................................
Preferred stock $.01 par value -- authorized 5,000,000 shares; none
   issued or outstanding .............................................................         $   --
Common Stock $.001 par value -- authorized 30,000 shares; 1,000 shares
   issued and outstanding ............................................................               1
Additional paid-in capital............................................................             999
Less subscriptions receivable from parent company ....................................          (1,000)
                                                                                              --------

Total stockholder's equity ...........................................................               0
                                                                                              --------

TOTAL ................................................................................        $      0
                                                                                              ========



The accompanying notes to financial statement are an integral part of this financial statement.

                              JWGENESIS FINANCIAL CORP.
                             NOTES TO FINANCIAL STATEMENT


1.    NATURE OF BUSINESS

OPERATIONS

     JWGenesis Financial Corp. ("JWGenesis" and the "Company") was incorporated in the State of Florida on January 16, 1998 and is a wholly-owned subsidiary of JW Charles Financial Services, Inc. ("JWCFS"). JWGenesis was formed for the purpose of becoming the parent company of JWCFS and Genesis Merchant Group Securities, LLC ("Genesis") as a result of a proposed business combination as discussed below.

SUBSEQUENT EVENT

     On March 9, 1998, JWCFS executed an Amended and Restated Plan of Combination (the "Combination Agreement") between JWCFS, Genesis and the owners of all of the outstanding equity interests in Genesis (the "Genesis membership Interests") and JWGenesis. Genesis is a San Francisco-based investment banking firm with special expertise in institutional research, sales and trading, corporate finance and brokerage processing services.

     The Combination Agreement contemplates, among other things, that (i) JWGenesis will acquire the outstanding shares of JWCFS Common Stock, on a one-for-one basis, with the result that JWCFS will become a wholly-owned subsidiary of JWGenesis and each issued and outstanding share of JWCFS will be exchanged for and become the right to receive one share of JWGenesis Common Stock and (ii) Genesis members holding at least 90% of the Genesis Membership Interests will exchange such interest for up to 1,500,000 shares of JWGenesis Common Stock with the result that Genesis will become at least a 90% owned limited liability company of JW Genesis.

     The Combination, which will be accounted for as a purchase, is expected to be completed during 1998 and is subject to approval by the shareholders of JWCFS as well as other customary conditions of closing.

===============================================================================================
       No person has been authorized to give any
  information or to make any representations other
  than those contained or incorporated by reference
  in this Prospectus and, if given or made, such
  information or representations must not be relied                  767,100 SHARES
  upon as having been authorized by the Company or the
  Selling Shareholders.  This Prospectus does not
  constitute an offer to sell, or a solicitation of
  an offer to buy, any securities other than the                   JW CHARLES FINANCIAL
  securities to which it relates or an offer to, or a                 SERVICES, INC.
  solicitation of, any person in any jurisdiction
  where such an offer or solicitation would be
  unlawful.  Brokers or dealers should ascertain the
  existence of an exemption from registration or
  should effectuate such registration in connection
  with the offer and sale of the Shares.  Neither the
  delivery of this Prospectus nor any sale made                        COMMON STOCK
  hereunder shall, under any circumstances, create any
  implication that there has been no change in the
  affairs of the Company since the date hereof or
  since the date of any documents incorporated herein
  by reference, or that the information contained                 ______________________
  herein or therein is correct as of any time
  subsequent to the date hereof or thereof.                             PROSPECTUS
                                                                  ______________________
  TABLE OF CONTENTS

  Incorporation of Documents by Reference   . . .  2
  Forward Looking Statements  . . . . . . . . . .  2
  The Company . . . . . . . . . . . . . . . . . .  3
  The Offering  . . . . . . . . . . . . . . . . .  4
  Risk Factors  . . . . . . . . . . . . . . . . .  5
  Selling Shareholders  . . . . . . . . . . . . .  12
  Plan of Distribution  . . . . . . . . . . . . .  13
  Unaudited Pro Forma Consolidated Condensed
    Financial Statements  . . . . . . . . . . . .  15
  Selected Historical Financial Data of Genesis .  20                   _______, 1998
  Genesis Management's Discussion and
    Analysis of Financial Condition and
    Results of Operations . . . . . . . . . . . .  22
  Business of Genesis . . . . . . . . . . . . . .  25
  Description of JWGenesis Capital Stock  . . . .  27
  Comparison of Shareholder Rights  . . . . . . .  28
  Legal Matters . . . . . . . . . . . . . . . . .  31
  Experts . . . . . . . . . . . . . . . . . . . .  31
  Available Information . . . . . . . . . . . . .  31
  Index to Financial Statements . . . . . . . . .  33


===============================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS

     The exhibits included as part of this Registration Statement are as follows:

Exhibit Number                          Exhibit
--------------                          -------

     5.1 Opinion of Kilpatrick Stockton LLP, counsel to the Company*

     23.1 Consent of Price Waterhouse LLP, independent public accountants to the Company

     23.2 Consent of Lallman, Feltman, Shelton & Peterson, P.A., independent public accountants to Genesis

     23.3 Consent of Kilpatrick Stockton LLP, counsel to the Company (included in Exhibit 5.1)*

     25.1 The Powers of Attorney contained on the signature pages of this Registration Statement are hereby incorporated by reference.*

----------------
*    Previously filed.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 12, 1998.

                         JW CHARLES FINANCIAL SERVICES, INC.


                         By:   /s/ Joel E. Marks
                            -------------------------------------------------
                                  Joel E. Marks
                                  Vice Chairman and Chief Financial Officer




     Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on May 12, 1998.



/s/ *                               President, Chief Executive Officer,
---------------------------         and Chairman of the Board of Directors
    MARSHALL T. LEEDS               (Principal Executive Officer)


/s/ Joel E. Marks                   Vice Chairman, Chief Financial Officer,
---------------------------         Secretary, and Director (Principal
   JOEL E. MARKS                    Financial and Accounting Officer)

/s/ *                               Director
---------------------------
   WM. DENNIS FERGUSON

/s/ *                               Director
---------------------------
   GREGG S. GLASER

/s/ *                               Director
---------------------------
   STEPHEN W. CROPPER

/s/ *                               Director
---------------------------
   JOHN R. FAIELLA

/s/ *                               Director
---------------------------
   JOSEPH P. ROBILOTTO

/s/ *                               Director
---------------------------
   JEROME SIEGEL

/s/ *                               Director
---------------------------
   CURTIS SYKORA


/s/ *                               Director
---------------------------
   MICHAEL B. WEINBERG


* By: /s/ Joel E. Marks             Attorney-in-fact
     ----------------------
          JOEL E. MARKS

                             EXHIBIT INDEX TO
                    REGISTRATION STATEMENT ON FORM S-3

Exhibit Number                            Exhibit
--------------                            -------



    23.1 Consent of Price Waterhouse LLP, independent public accountants to the Company

    23.2 Consent of Lallman, Feltman, Shelton & Peterson, P.A., independent public accountants to Genesis